Free Translation of the French Language Original

The condensed half-year consolidated financial statements are unaudited but have been subject to a limited review by the statutory auditors in accordance with professional standards applicable in France.

Condensed half-year consolidated financial statements

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2010	December 31, 2009
Property, plant and equipment	B.2.	8,234	7,830
Goodwill	B.3.	33,050	29,733
Intangible assets	B.3.-B.4.	14,503	13,747
Investments in associates	B.5.	950	955
Non-current financial assets	B.6.	1,256	998
Deferred tax assets	B.12.	3,262	2,912
Non-current assets		61,255	56,175
Inventories		5,118	4,444
Accounts receivable		6,986	6,015
Other current assets		1,983	2,104
Current financial assets		181	277
Cash and cash equivalents	B.9.	3,221	4,692
Current assets		17,489	17,532
Assets held for sale or exchange	B.7.	7,501	6,342
TOTAL ASSETS		86,245	80,049

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED BALANCE SHEETS – LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2010	December 31, 2009
Equity attributable to equity holders of sanofi-aventis		52,417	48,188
Equity attributable to non-controlling interests		156	258
Total equity	B.8.	52,573	48,446
Non-current debt	B.9.	7,060	5,961
Provisions and other non-current liabilities	B.11.	9,294	8,311
Deferred tax liabilities	B.12.	5,249	4,933
Non-current liabilities		21,603	19,205
Accounts payable		2,874	2,654
Other current liabilities		5,044	5,445
Current debt	B.9.	2,507	2,866
Current liabilities		10,425	10,965
Liabilities related to assets held for sale or exchange	B.7.	1,644	1,433
TOTAL LIABILITIES & EQUITY		86,245	80,049

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Net sales		15,168	14,545	29,306
Other revenues		798	703	1,443
Cost of sales		(4,105)	(3,619)	(7,880)
Gross profit		11,861	11,629	22,869
Research and development expenses		(2,190)	(2,260)	(4,583)
Selling and general expenses		(3,659)	(3,627)	(7,325)
Other operating income		236	450	866
Other operating expenses		(140)	(170)	(481)
Amortization of intangibles		(1,802)	(1,805)	(3,528)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		4,306	4,217	7,818
Restructuring costs	B.15.	(190)	(907)	(1,080)
Impairment of property, plant and equipment and intangibles	B.4.	(108)	(28)	(372)
Gains and losses on disposals, and litigation		-	-	-
Operating income		4,008	3,282	6,366
Financial expenses	B.16.	(214)	(151)	(324)
Financial income	B.16.	74	37	24
Income before tax and associates		3,868	3,168	6,066
Income tax expense	B.17.	(974)	(795)	(1,364)
Share of profit/(loss) of associates		476	394	814
Net income excluding the held-for-exchange Merial business(1)		3,370	2,767	5,516
Net income from the held-for-exchange Merial business(1)	B.7.	198	102	175
Net income		3,568	2,869	5,691
Net income attributable to non-controlling interests		147	232	426
Net income attributable to equity-holders of sanofi-aventis		3,421	2,637	5,265

Average number of shares outstanding (million)	B.8.6.	1,305.8	1,305.5	1,305.9
Average number of shares outstanding after dilution (million)	B.8.6.	1,309.3	1,306.5	1,307.4

– Basic earnings per share (in euros)		2.62	2.02	4.03
– Diluted earnings per share (in euros)		2.61	2.02	4.03

(1)	Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). For the other disclosures required under IFRS 5, refer to Note B.7.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Net income	3,568	2,869	5,691

Income/(expense) recognized directly in equity:

■ Available-for-sale financial assets	23	16	110

■ Cash flow hedges	(56)	(140)	(175)

■ Remeasurement of previously-held equity interests:

- Merial (50%)	(5)	-	1,215

- Zentiva (24.9%)	-	130	108

■ Actuarial gains/(losses)	(628)	(69)	(169)

■ Change in cumulative translation difference	4,671	(167)	(301)

■ Tax effect of income and expenses recognized directly in equity (1)	208	50	(241)

Total income/(expense) recognized directly in equity	4,213	(180)	547

Total recognized income/(expense) for the period	7,781	2,689	6,238

Attributable to equity-holders of sanofi-aventis	7,618	2,457	5,811

Attributable to non-controlling interests	163	232	427

(1)	See analysis in Note B.8.7.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings		Treasury shares	Stock options and other share- based payment	Other items recognized directly in equity (1)	Attributable to equity- holders of sanofi-aventis	Attributable to non-controlling interests	Total equity
Balance at January 1, 2009	2,631	44,819		(552)	1,581	(3,613)	44,866	205	45,071
Income/(expense) recognized directly in equity	-	63		-	-	(243)	(180)	-	(180)
Net income for the period	-	2,637		-	-	-	2,637	232	2,869
Total recognized income/(expense) for the period	-	2,700		-	-	(243)	2,457	232	2,689
Dividend paid out of 2008 earnings (€2.20 per share)	-	(2,872)		-	-	-	(2,872)	-	(2,872)
Payment of dividends and equivalents to non-controlling interests	-	-		-	-	-	-	(313)	(313)
Share-based payment plans:
■ Exercise of stock options	-	1		-	-	-	1	-	1
■ Proceeds from sale of treasury shares on exercise of stock options	-	-		1	-	-	1	-	1
■ Value of services obtained from employees	-	-		-	66	-	66	-	66
■ Tax effect of exercise of stock options					-
Non-controlling interests generated by acquisitions	-	-		-	-	-	-	35	35
Changes in non-controlling interests without loss of control	-	-		-	-	-	-	4	4
Step acquisitions(2)	-	102		-	-	-	102	-	102
Balance at June 30, 2009	2,631	44,750		(551)	1,647	(3,856)	44,621	163	44,784
Income/(expense) recognized directly in equity	-	806		-	-	(80)	726	1	727
Net income for the period	-	2,628		-	-	-	2,628	194	2,822
Total recognized income/(expense) for the period	-	3,434		-	-	(80)	3,354	195	3,549
Payment of dividends and equivalents to non-controlling interests	-	-		-	-	-	-	(105)	(105)
Share-based payment plans:
■ Exercise of stock options	6	133		-	-	-	139	-	139
■ Proceeds from sale of treasury shares on exercise of stock options	-	-		25	-	-	25	-	25
■ Value of services obtained from employees	-	-		-	48	-	48	-	48
■ Tax effect of exercise of stock options	-	-		-	1	-	1	-	1
Non-controlling interests generated by acquisitions	-	-		-	-	-	-	14	14
Changes in non-controlling interests without loss of control	-	-		-	-	-	-	(9)	(9)
Balance at December 31, 2009	2,637	48,317		(526)	1,696	(3,936)	48,188	258	48,446
Income/(expense) recognized directly in equity	-	(441)		-	-	4,638	4,197	16	4,213
Net income for the period	-	3,421		-	-	-	3,421	147	3,568
Total recognized income/(expense) for the period	-	2,980		-	-	4,638	7,618	163	7,781
Dividend paid out of 2009 earnings (€2.40 per share)	-	(3,131)		-	-	-	(3,131)	-	(3,131)
Payment of dividends and equivalents to non-controlling interests	-	-		-	-	-	-	(239)	(239)
Share repurchase program (3)	-	-		(321)	-	-	(321)	-	(321)
Capital reduction(3)	(16)	(404)		420	-	-	-	-	-
Share-based payment plans:
■ Exercise of stock options	1	10		-	-	-	11	-	11
■ Proceeds from sale of treasury shares on exercise of stock options	-	-		56	-	-	56	-	56
■ Value of services obtained from employees	-	-		-	58	-	58	-	58
■ Tax effect of exercise of stock options	-	-		-	(1)	-	(1)	-	(1)
Non-controlling interests generated by acquisitions	-	-		-	-	-	-	-	-
Changes in non-controlling interests without loss of control	-	(61	)(4)	-	-	-	(61)	(26)	(87)
Balance at June 30, 2010	2,622	47,711		(371)	1,753	702	52,417	156	52,573

(1)	See Note B.8.7.
(2)	Adjustment to retained earnings prior to the acquisition of Zentiva, in particular the impairment loss recognized against the carrying amount of the equity interest in 2007.
(3)	See Notes B.8.2. and B.8.3.
(4)	Primarily buyouts of non-controlling interests in Aventis Pharma Limited (India) and in Zentiva.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Net income attributable to equity-holders of sanofi-aventis		3,421	2,637	5,265
Net income from the held-for-exchange Merial business		(198)	(102)	(175)

Dividends received from Merial		73	63	179

Non-controlling interests other than BMS(1)		10	13	21

Share of undistributed earnings of associates		54	58	34

Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,413	2,271	5,011

Gains and losses on disposals of non-current assets, net of tax (2)		(81)	(13)	(25)

Net change in deferred taxes		(281)	(587)	(1,169)

Net change in provisions		(222)	574	161

Cost of employee benefits (stock options and other share-based payments)		58	66	114

Impact of workdown of acquired inventories remeasured at fair value		22	19	27

Unrealized (gains)/losses recognized in income		210	366 (5)	(81)
Operating cash flow before changes in working capital		5,479	5,365	9,362

(Increase)/decrease in inventories		(416)	(441)	(489)

(Increase)/decrease in accounts receivable		(298)	(357)	(429)

Increase/(decrease) in accounts payable		2	(237)	(336)

Net change in other current assets, current financial assets and other current liabilities		(547)	48	407
Net cash provided by/(used in) operating activities(3)		4,220	4,378	8,515

Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(742)	(824)	(1,785)

Acquisitions of investments in consolidated entities, net of cash acquired	B.1.	(1,357)	(1,825)	(5,563)

Acquisitions of available-for-sale financial assets	B.6.	(41)	(3)	(5)

Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(4)		75	28	85

Net change in loans and other non-current financial assets		(29)	(13)	(19)
Net cash provided by/(used in) investing activities		(2,094)	(2,637)	(7,287)
Issuance of sanofi-aventis shares	B.8.	11	2	142

Dividends paid:

■ to equity-holders of sanofi-aventis		(3,131)	(2,872)	(2,872)

■ to non-controlling interests (excluding BMS)(1)		(5)	(5)	(6)

Transactions with non-controlling interests other than dividends		(96)	-	-

Additional long-term borrowings	B.9.1.	527	3,202	4,697

Repayments of non-current debt	B.9.1.	(438)	(34)	(1,989)

Net change in current debt		(326)	(66)	(785)

Acquisitions of treasury shares	B.8.2.	(321)	-	-

Disposals of treasury shares, net of tax		57	1	26
Net cash provided by/(used in) financing activities		(3,722)	228	(787)
Impact of exchange rates on cash and cash equivalents		125	19	25
Net change in cash and cash equivalents		(1,471)	1,988	466
Cash and cash equivalents, beginning of period		4,692	4,226	4,226
Cash and cash equivalents, end of period	B.9.	3,221	6,214	4,692

(1)	See Note C.1. (i) to the consolidated financial statements for the year ended December 31, 2009

(2)	Including available-for-sale financial assets

(3)	Including:

– Income taxes paid	(1,672)	(1,374)	(2,981)
– Interest paid	(204)	(109)	(269)
– Interest received	28	58	88
– Dividends received from non-consolidated entities	3	3	5

(4)	Property, plant and equipment, intangible assets, investments in consolidated entities and other non-current financial assets.

(5)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries transferred to the sanofi-aventis parent company.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS – SIX MONTHS ENDED JUNE 30, 2010

INTRODUCTION

Sanofi-aventis is a global healthcare group engaged in the research, development, manufacture and marketing of healthcare products, drugs and vaccines. The sanofi-aventis pharmaceutical portfolio includes flagship products, together with a broad range of prescription and generic drugs and consumer health products.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The consolidated financial statements for the half-year ended June 30, 2010 were reviewed by the sanofi-aventis Board of Directors at the Board meeting of July 28, 2010.

A.	BASIS OF PREPARATION OF THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1.      Basis of preparation of the half-year consolidated financial statements and accounting policies

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant items for the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009.

The consolidated financial statements as of June 30, 2010 have been prepared in compliance with standards and interpretations adopted by the European Union and with those issued by the IASB. Except as described below, the accounting policies applied as of June 30, 2010 are consistent with those described in the notes to consolidated financial statements for the year ended December 31, 2009.

■

Business combinations completed on or after January 1, 2010 are accounted for in accordance with the revised IFRS 3 (Business Combinations). The revised standard changes the method of application of the “purchase method”, as described in Note B.3. to the consolidated financial statements for the year ended December 31, 2009 (and now referred to as the “acquisition method” in the revised IFRS 3) in particular:

-	Acquisition-related costs are now recognized as an expense at the acquisition date.

-

In the case of a step acquisition, the previously-held equity interest in the acquiree is remeasured at its acquisition-date fair value, with the difference between this fair value and the carrying amount taken to profit or loss, along with any gains or losses relating to the previously-held interest that were initially recognized directly in equity (other comprehensive income) and which are reclassifiable to profit or loss.

-

Goodwill may be calculated on the basis of either (i) the entire fair value of the acquiree, or (ii) a share of the fair value of the acquiree proportionate to the interest acquired. This option may be elected for each acquisition individually.

-

Contingent purchase consideration is recognized at fair value at the acquisition date irrespective of the probability of payment, with the obligation to pay recognized either as a liability or as equity; if this obligation is initially recognized as a liability, subsequent adjustments are recognized in profit or loss. Subsequent contingent purchase consideration adjustments in respect of business combinations completed prior to January 1, 2010 continue to be accounted for in accordance with the pre-revision IFRS 3, i.e. through goodwill.

Refer to Note B.1 for a description of business combinations completed during the period.

■	The amendments to IAS 27 (Consolidated and Separate Financial Statements) apply from January 1, 2010, and introduce the following changes:

-	The impact of transactions with non-controlling interests is now recognized in equity, provided there is no change of control.

-

In the event of a partial disposal resulting in loss of control, the retained equity interest is remeasured at fair value at the date of loss of control; the gain or loss recognized on the disposal will include the effect of this remeasurement and the gain or loss on the sale of the shares, including items initially recognized in equity and reclassified to profit or loss.

■

The other standards, amendments and interpretations mandatorily applicable with effect from January 1, 2010 and issued in 2009 or earlier are described in Note B.28. to the consolidated financial statements for the year ended December 31, 2009, and did not have a material impact on the half-year consolidated financial statements for the six months ended June 30, 2010.

IFRSs adopted by the European Union as of June 30, 2010 can be accessed under the heading “IAS/IFRS Standards and Interpretations” via the web link:

http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

The financial statements for the year to December 31, 2010, and the comparative information presented therein, will be prepared in compliance with standards and interpretations applicable at that date. The information contained in this half-year report relating to the periods ended December 31, 2009 and June 30, 2010 may therefore be subject to change if new or amended standards and interpretations are issued by the IASB and adopted by the European Union.

A.2.	Use of estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities. Examples of estimates and assumptions include:

■	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

■	the amount of provisions for product claims;

■	impairment of property, plant and equipment, intangible assets and investments in associates;

■	the valuation of goodwill, and the valuation and useful life of acquired intangible assets;

■	the amount of post-employment benefit obligations;

■	the amount of provisions for restructuring, litigation, tax risks and environmental risks.

For the purposes of the half-year financial information, and as allowed under IAS 34, sanofi-aventis has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which sanofi-aventis operates.

Actual amounts could vary from these estimates.

A.3.	Seasonal trends

The operations of sanofi-aventis are not subject to significant seasonal fluctuations.

B.	SIGNIFICANT EVENTS DURING THE FIRST HALF OF 2010

B.1.	Impact of changes in the scope of consolidation

Business combinations completed on or after January 1, 2010 are accounted for by the acquisition method in accordance with the revised IFRS 3. Refer to Note A.1. for a description of the main changes introduced by the revision of IFRS 3.

The main change in the scope of consolidation during the first half of 2010 is described below:

■	Chattem, Inc. (Chattem)

On February 9, 2010, sanofi-aventis acquired Chattem, Inc. by successfully completing a cash tender offer. Headquartered in Chattanooga (United States), Chattem is a major consumer health player in the United States, producing and distributing 26 branded consumer health products, toiletries and dietary supplements across various market segments. Chattem will manage the Allegra® brand, and act as the platform for sanofi-aventis over-the-counter and consumer health products in the United States. As of June 30, 2010, sanofi-aventis held 100% of the outstanding shares of Chattem.

The provisional allocation of the acquisition cost of Chattem is shown below:

($ million)	Historical cost	Fair value adjustment	Fair value
Intangible assets	576	967	1,543

Property, plant and equipment	38	3	41

Inventories	48	29	77

Deferred taxes	(18)	(376)	(394)

Non current and current debt	(377)	(114)	(491)

Other assets/(liabilities), net	(44)	(15)	(59)

Net assets of Chattem as of February 9, 2010	223	494	717

Goodwill			1,059

Purchase price			1,776

Acquisition-related costs totaled $15 million, and were recognized as an expense in the income statement.

Since the acquisition date, Chattem has generated net sales of €149 million and business net income (see definition in Note B.18) of €55 million, and a negative contribution of €3 million to net income (including expenses recognized during the period in connection with the fair value remeasurement of the company’s assets at the acquisition date).

Other transactions completed during the first half of 2010 included:

■	The acquisition in April 2010 of a controlling interest in the capital of Bioton Vostok, a Russian insulin manufacturer.

■

The formation in May 2010 of a joint venture with Nichi-Iko Pharmaceuticals Co. Ltd. (Nichi-Iko), a leading player in the Japanese generics market, to expand generics activities in the country. As well as forming this joint venture, sanofi-aventis also took a 4.66% interest in the capital of Nichi-Iko (see Note B.6.).

■	The acquisition in June 2010 of the cosmetics and skincare products distribution activities of the Canadian company Canderm Pharma, Inc. This business generated CAD 24 million of net sales in 2009.

B.2.	Property, plant and equipment

Acquisitions of property, plant and equipment during the first half of 2010 totaled €477 million, of which €281 million related to investments in the Pharmaceuticals segment, primarily in industrial facilities (€174 million) and plant and installations at research sites (€69 million). The remaining € 196 million related to acquisitions made in the Vaccines segment.

B.3.	Intangible assets and goodwill

Movements in intangible assets during the first half of 2010 are shown below:

(€ million)	Acquired Aventis R&D	Other acquired R&D	Rights to marketed Aventis products	Products, trademarks and other rights	Software	Total intangible assets
Gross value at January 1, 2010	2,321	1,492	29,955	3,284	655	37,707

Changes in scope of consolidation	-	16	-	1,149	-	1,165

Acquisitions and other increases	-	97	-	66	20	183

Disposals and other decreases	-	(4)	-	-	(8)	(12)

Translation differences	210	156	3,099	427	43	3,935

Transfers	(172)	(86)	172	89	1	4
Gross value at June 30, 2010	2,359	1,671	33,226	5,015	711	42,982
Accumulated amortization and impairment at January 1, 2010	(1,456)	(72)	(20,610)	(1,283)	(539)	(23,960)

Amortization expense	(5)	(23)	(1,569)	(204)	(24)	(1,825)

Impairment losses, net of reversals	-	-	(15)	(93)	-	(108)

Disposals and other decreases	-	2	-	-	8	10

Translation differences	(136)	(10)	(2,255)	(154)	(37)	(2,592)

Transfers	-	-	-	-	(4)	(4)
Accumulated amortization and impairment at June 30, 2010	(1,597)	(103)	(24,449)	(1,734)	(596)	(28,479)
Carrying amount at January 1, 2010	865	1,420	9,345	2,001	116	13,747
Carrying amount at June 30, 2010	762	1,568	8,777	3,281	115	14,503

The provisional allocation of the acquisition cost of Chattem resulted in the recognition of intangible assets of €1,121 million, represented mainly by the value of Chattem’s marketed products and brands. Goodwill on the acquisition amounted to €770 million.

Acquisitions of intangible assets other than software during the first half of 2010 amounted to €163 million.

Some of the acquired research and development came into commercial use during the period, and is being amortized from the date of marketing approval. This relates mainly to the oncology product Jevtana® (cabazitaxel) in the United States.

Movements in goodwill during the period are shown below:

(€ million)	Gross value	Accumulated amortization and impairment	Carrying amount
Balances at January 1, 2010	29,758	(25)	29,733

Changes in scope of consolidation	1,023	-	1,023

Disposals and other decreases	-	-	-

Translation differences	2,294	-	2,294
Balances at June 30, 2010	33,075	(25)	33,050

The line “Changes in scope of consolidation” also includes a goodwill adjustment of €157 million arising from the contingent purchase consideration on Fovea (acquired in 2009), recognized as a financial liability as of June 30, 2010.

B.4.	Impairment of property, plant and equipment and intangible assets

As of June 30, 2010, the results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) led to the recognition of a charge of €108 million, which relates primarily to a partial impairment loss on the Shan5® intangible asset (pentavalent vaccine).

B.5.	Investments in associates

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Interests in Joint Ventures).

Investments in associates break down as follows:

(€ million)	% interest	June 30, 2010	December 31, 2009
Sanofi Pasteur MSD	50.0	357	407

Entities and companies managed by Bristol-Myers Squibb(1)	49.9	269	234

Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	128	123

InfraServ Höchst	31.2	86	95

Other investments in associates	-	110	96
Total		950	955

(1)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the consolidated financial statements for the year ended December 31, 2009), the Group’s share of the net assets of entities and companies controlled by BMS is recorded in Investments in associates.

The financial statements include commercial transactions between the Group and certain of its associates. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Sales	273	225	517

Royalties(1)	640	588	1,179

Accounts receivable(1)	507	416	419

Purchases	114	116	247

Accounts payable	15	20	32

Other liabilities(1)	371	264	297

(1)	These items mainly relate to transactions with companies and entities managed by BMS.

B.6.	Non-current financial assets

The main non-current financial assets reported in the balance sheet are as follows:

(€ million)	June 30, 2010	December 31, 2009

Available-for-sale financial assets(1)	663	588

Pre-funded pension obligations	4	3

Long-term loans and advances	303	256

Assets recognized under the fair value option	111	100

Derivative financial instruments	175	51

Total	1,256	998

(1)

Includes 14.8 million shares in Regeneron Pharmaceuticals, valued at €269 million on the basis of the quoted stock market price as of June 30, 2010 (versus €248 million at December 31, 2009); and the acquisition of 1.5 million shares representing a 4.66% interest in Nichi-Iko, as of June 16, 2010, and valued at €46 million on the basis of the quoted stock market price at June 30, 2010.

B.7.	Assets held for sale or exchange, and related liabilities

Assets held for sale or exchange, and related liabilities, break down as follows:

(€ million)	June 30, 2010	December 31, 2009
Merial	7,497	6,338

Other	4	4

Total assets held for sale or exchange	7,501	6,342

Merial	1,644	1,433

Total liabilities related to assets held for sale or exchange	1,644	1,433

The change in the Merial balances between December 31, 2009 and June 30, 2010 is mainly due to translation differences arising from movements in the U.S. dollar exchange rate between those dates.

In March 2010, sanofi-aventis exercised its contractual right to combine Merial with the Intervet/ Schering-Plough business to form a new joint venture equally owned by Merck and sanofi-aventis. Formation of the new joint venture is subject to signature of final agreements, antitrust review in the United States, Europe and other countries, and other customary closing conditions. Closing of the transaction is expected in the first quarter of 2011.

As stated in Note D.8.1. to the consolidated financial statements for the year ended December 31, 2009, the entire assets of Merial are reported on the line Assets held for sale or exchange, and the entire liabilities of Merial are reported on the line Liabilities related to assets held for sale or exchange. The net income of Merial is reported on the line Net income from the held-for-exchange Merial business.

The table below shows the assets and liabilities of Merial classified in Assets held for sale or exchange and Liabilities related to assets held for sale or exchange as of December 31, 2009, and June 30, 2010, after elimination of intercompany balances between Merial and other Group companies.

(€ million)	June 30, 2010	December 31, 2009
Assets

Property, plant and equipment and financial assets	779	684

Goodwill	1,478	1,258

Intangible assets	3,909	3,347

Deferred tax assets	73	60

Inventories	339	425

Accounts receivable	583	373

Other current assets	70	64

Cash and cash equivalents	266	127
Total assets held for sale or exchange	7,497	6,338

Liabilities

Non-current debt	4	6

Non-current provisions	80	85

Deferred tax liabilities	1,137	966

Current debt	33	22

Accounts payable	134	124

Other current liabilities	256	230
Total liabilities related to assets held for sale or exchange	1,644	1,433

The components of Net income from the held-for-exchange Merial business are shown below:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Net sales	1,037	-	479	(2)

Operating income	295	-	69	(2)

Net financial income/(expense)	-	-	2	(2)

Income tax expense	(97)	-	(35	)(2)

Share of profit/(loss) of associates	-	102	139	(1)
Net income from the held-for-exchange Merial business	198	102	175

(1)	Until September 17, 2009.

(2)	From September 18, 2009.

The table below gives disclosures, as required by IFRS 5, of how net income, basic earnings per share and diluted earnings per share are split between activities other than Merial and the held-for-exchange Merial business:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Net income excluding the held-for-exchange Merial business	3,370	2,767	5,516

Net income from the held-for-exchange Merial business	198	102	175
Net income	3,568	2,869	5,691

Net income attributable to non-controlling interests:
Net income excluding the held-for-exchange Merial business	148	232	426

Net income from the held-for-exchange Merial business	(1)	-	-
Net income attributable to non-controlling interests	147	232	426

Net income attributable to equity-holders of sanofi-aventis:
Net income excluding the held-for-exchange Merial business	3,222	2,535	5,090

Net income from the held-for-exchange Merial business	199	102	175
Net income attributable to equity-holders of sanofi-aventis	3,421	2,637	5,265

Basic earnings per share:

Excluding the held-for-exchange Merial business (in euros)	2.47	1.94	3.90

Held-for-exchange Merial business (in euros)	0.15	0.08	0.13
Basic earnings per share (in euros)	2.62	2.02	4.03

Diluted earnings per share:

Excluding the held-for-exchange Merial business (in euros)	2.46	1.94	3.90

Held-for-exchange Merial business (in euros)	0.15	0.08	0.13
Diluted earnings per share (in euros)	2.61	2.02	4.03

The table below shows net sales of Merial’s principal products, expressed in millions of US dollars:

($ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Frontline® and other fipronil-based products	597	586	996

Vaccines	401	360	794

Avermectin	251	250	475

Other	142	139	289
Total	1,391	1,335	2,554

B.8.	Equity

B.8.1.	Capital

The share capital of €2,621,647,132 consists of 1,310,823,566 shares with a par value of € 2.

Treasury shares are deducted from equity. Gains and losses on disposals of treasury shares are taken directly to equity and not recognized in net income for the period.

Treasury shares held by sanofi-aventis are as follows:

	Number of shares (million)%
June 30, 2010	6.1	0.46%

December 31, 2009	9.4	0.71%

June 30, 2009	10.0	0.76%

January 1, 2009	10.0	0.76%

A total of 255,814 shares were issued during the first half of 2010 as a result of the exercise of options under sanofi-aventis stock subscription option plans.

B.8.2.	Repurchase of sanofi-aventis shares

Under the share program authorized by the Shareholders’ Annual General Meeting on April 17, 2009, sanofi-aventis repurchased 5,871,026 of its own shares during the first half of 2010 for a total of €321 million.

The Shareholders’ Annual General Meeting of May 17, 2010 authorized a sanofi-aventis share repurchase program for a period of 18 months. The Group has not repurchased any of its own shares under this program since May 17, 2010.

B.8.3.	Reduction in share capital

On April 28, 2010, the sanofi-aventis Board of Directors decided to cancel 7,911,300 treasury shares, representing 0.60% of the share capital as of that date.

This cancellation had no impact on equity.

B.8.4.	Restricted share plan

The Board of Directors, meeting on March 1, 2010, decided to award a restricted share plan comprising 1,231,249 shares, of which 699,524 will vest after a four-year service period and 531,725 will vest after a two-year service period but will be non-transferable for a further two-year lock-up period.

In compliance with IFRS 2 (Share-Based Payment), sanofi-aventis has measured the fair value of this plan by reference to the fair value of the equity instruments awarded, representing the fair value of the services rendered during the period.

The plan was measured as of the date of grant. The fair value of each share awarded is equal to the listed market price of the share as of that date (€54.82), adjusted for dividends expected during the vesting period.

On this basis, the fair value of the plan is €50 million.

This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity.

The expense recognized for this plan during the first half of 2010 was €6 million.

The total expense arising from restricted share plans during the first half of 2010 was € 13 million, against €4 million in the comparable period of 2009.

A total of 2,393,192 restricted shares were in process of vesting as of June 30, 2010 (1,224,082 under the 2010 plan and 1,169,110 under the 2009 plan).

B.8.5.	Stock option plans

On March 1, 2010, the Board of Directors awarded a stock subscription option plan consisting of 8,121,355 options at an exercise price of €54.12. The vesting period is four years and the plan expires on February 28, 2020.

The following assumptions were used in determining the fair value of this plan:

■	dividend yield: 4.66%;

■	life of the plan: 6 years;

■	volatility of sanofi-aventis shares, computed on a historical basis: 27.08%;

■	risk-free interest rate: 2.56%.

On this basis, the fair value of one option is €9.09.

The fair value of the stock option plan awarded in 2010 is €66 million.

This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity.

The expense recognized for this plan during the first half of 2010 was €6 million.

The total expense recognized for stock option plans in the first half of 2010 was €45 million, versus €62 million in the first half of 2009.

The table below provides information about options outstanding and exercisable at June 30, 2010:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	43,870	4.69	7.19	43,870	7.19

From €10.00 to €20.00 per share	64,444	6.47	14.95	64,444	14.95

From €20.00 to €30.00 per share	11,520	7.99	28.38	11,520	28.38

From €30.00 to €40.00 per share	321,125	8.75	38.08	321,125	38.08

From €40.00 to €50.00 per share	13,007,303	6.47	43.15	5,464,758	40.48

From €50.00 to €60.00 per share	17,161,637	6.03	53.62	9,128,947	53.19

From €60.00 to €70.00 per share	39,799,940	4.26	66.05	17,470,430	67.92

From €70.00 to €80.00 per share	23,044,259	3.44	70.80	23,044,259	70.80
Total	93,454,098			55,549,353

of which stock purchase options	5,877,248

of which stock subscription options	87,576,850

B.8.6.	Number of shares used to compute diluted earnings per share

The number of shares used to compute diluted earnings per share is obtained by adding stock options and restricted shares with potentially dilutive effect to the average number of shares outstanding.

(in millions)	June 30, 2010	June 30, 2009	December 31, 2009

Average number of shares outstanding	1,305.8	1,305.5	1,305.9

Adjustment for stock options with potentially dilutive effect	2.5	0.7	1.1

Adjustment for restricted shares with potentially dilutive effect	1.0	0.3	0.4

Number of shares used to compute diluted earnings per share	1,309.3	1,306.5	1,307.4

A total of 74.8 million stock options were excluded from the calculation of diluted earnings per share as of June 30, 2010 because they did not have a potentially dilutive effect, compared with 80.3 million as of December 31, 2009 and 83.4 million as of June 30, 2009.

B.8.7.	Income and expense recognized directly in equity

Changes in income and expense recognized directly in equity were as follows:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Balance, beginning of period	(3,889)	(4,436)	(4,436)
Available-for-sale financial assets:
■ Change in fair value (1)	23	16	110
■ Tax effect	(3)	(7)	(23)
Cash flow hedges:
■ Change in fair value (2)	(56)	(140)	(175)
■ Tax effect	19	49	61
Zentiva fair value remeasurement (3):
■ Change in fair value	-	130	108
■ Tax effect	-	(24)	(28)
Merial fair value remeasurement (3):
■ Change in fair value	(5)	-	1,215
■ Tax effect	2	-	(293)
Actuarial gains and losses
■ Impact of asset ceiling	-	-	2
■ Actuarial gains/(losses) excluding associates and joint ventures (see Note B.11.1.)	(627)	(70)	(169)
■ Actuarial gains/(losses) of associates and joint ventures	(1)	1	(2)
■ Tax effect	190	26	36
Change in cumulative translation differences:
■ Translation differences on foreign subsidiaries (4)	4,671	(149)	(283)
■ Hedges of net investments in foreign operations	-	(18)	(18)
■ Tax effect	-	6	6
Balance, end of period	324	(4,616)	(3,889)
Net income attributable to equity-holders of sanofi-aventis	324	(4,599)	(3,873)
Net income attributable to non-controlling interests	-	(17)	(16)

(1)

Includes reclassifications to profit or loss: (€ 0.4) million for the six months ended June 30, 2010, (€1) million for the six months ended June 30, 2009, and (€1) million for the year ended December 31, 2009.

(2)

Includes reclassifications to profit or loss: in operating income, €7 million for the six months ended June 30, 2010, (€123) million for the six months ended June 30, 2009, and (€123) million for the year ended December 31, 2009; in net financial expense, €2 million for the six months ended June 30, 2010, (€4) million for the six months ended June 30, 2009, and (€35) million for the year ended December 31, 2009.

(3)

Fair value remeasurement of previously-held equity interests (Zentiva 24.9%, Merial 50%) as of the date of acquisition of control (see Note D.1. to the consolidated financial statements for the year ended December 31, 2009).

(4)	Includes translation differences arising on Merial: €332 million during the six months ended June 30, 2010, and €7 million from the acquisition date to December 31, 2009.

B.9.	Debt, cash and cash equivalents

The table below shows changes in the Group’s financial position:

(€ million)	June 30, 2010	December 31, 2009
Non-current debt	7,060	5,961
Current debt	2,507	2,866
Interest rate and currency derivatives used to hedge debt	(175)	(7)
Total debt	9,392	8,820
Cash and cash equivalents	(3,221)	(4,692)
Debt, net of cash and cash equivalents	6,171	4,128

Trends in the gearing ratio are shown below:

(€ million)	June 30, 2010	December 31, 2009
Debt, net of cash and cash equivalents	6,171	4,128
Total equity	52,620	48,446
Gearing ratio	11.7%	8.5%

B.9.1.	Debt at value on redemption

A reconciliation of the carrying amount of debt at June 30, 2010 to value on redemption is shown below:

(€ million)	Carrying amount at June 30, 2010	Amortized cost	Adjustment to debt measured at fair value	Value on redemption at June 30, 2010	Value on redemption at December 31, 2009
Non-current debt	7,060	5	(51)	7,014	5,943
Current debt	2,507	-	(4)	2,503	2,853
Interest rate and currency derivatives used to hedge debt	(175)	-	24	(151)	8
Total debt	9,392	5	(31)	9,366	8,804
Cash and cash equivalents	(3,221)	-	-	(3,221)	(4,692)
Debt, net of cash and cash equivalents	6,171	5	(31)	6,145	4,112

Details of debt, net of cash and cash equivalents by type at value on redemption are as follows:

	June 30, 2010			December 31, 2009
(€ million)	non-current	current	Total	non-current	current	Total
Bond issues	5,835	1,628	7,463	5,236	1,982	7,218
Other bank borrowings	871	394	1,265	678	529	1,207
Finance lease obligations	20	9	29	15	9	24
Other borrowings	288	52	340	14	16	30
Bank credit balances	-	420	420	-	317	317
Interest rate and currency derivatives used to hedge debt	(151)	-	(151)	(53)	61	8
Total debt	6,863	2,503	9,366	5,890	2,914	8,804
Cash and cash equivalents	-	(3,221)	(3,221)	-	(4,692)	(4,692)
Debt, net of cash and cash equivalents	6,863	(718)	6,145	5,890	(1,778)	4,112

The line “Other borrowings” includes, among other items, contingent purchase consideration on business combinations and the value of put options granted to non-controlling interests.

Undrawn confirmed credit facilities not used to back French and U.S. commercial paper programs were €12.7 billion at June 30, 2010, compared with €12.3 billion at December 31, 2009.

Principal financing and debt reduction transactions during the period

The following financing transaction took place during the first half of 2010:

■	Issuance of a supplementary tranche of €500 million to the existing fixed-rate issue (annual rate 3.125%) maturing October 10, 2014.

Two bond issues were redeemed at maturity:

■	The January 2007 issue of £200 million (€ 227 million), which matured January 18, 2010.

■	The December 2007 issue of CHF 200 million (€ 136 million), which matured January 21, 2010.

On July 6, 2010, sanofi-aventis contracted a new €7 billion syndicated credit facility with a pool of 16 banks, which can be drawn down in euros or U.S. dollars and which expires July 6, 2015.

On the same day, sanofi-aventis terminated in advance of the contractual expiry date (i) a €4 billion syndicated credit facility due to expire January 12, 2011 and (ii) two bilateral credit facilities totaling $850 million, and reduced to €6 billion an existing €8 billion facility (€0.3 billion of which was due to expire March 31, 2011, and €7.7 billion of which was due to expire March 31, 2012).

Sanofi-aventis now has the following arrangements in place to manage its liquidity needs:

■	A €6 billion syndicated credit facility (€0.2 billion expiring March 31, 2011, €5.8 billion expiring March 31, 2012), which can be drawn down in euros or U.S. dollars.

■	A €7 billion syndicated credit facility expiring July 6, 2015, which can also be drawn down in euros or U.S. dollars.

Neither the financing arrangements in place as of June 30, 2010 at the level of the sanofi-aventis parent company (which centrally manages the bulk of the Group’s financing needs), nor those contracted subsequently, are subject to covenants regarding financial ratios or contain any clauses linking credit spreads or fees to the sanofi-aventis credit rating.

B.9.2.	Market value of debt

As of June 30, 2010, the market value of debt, net of cash and cash equivalents was € 6,530 million (versus €4,349 million as of December 31, 2009), compared with a value on redemption of €6,145 million (versus €4,112 million as of December 31, 2009).

B.10.	Derivative financial instruments

B.10.1.	Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2010, with the notional amount translated into euros at the relevant closing exchange rate.

June 30, 2010			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,779	(63)	1,043	(57)	(57)	1,736	(6)
■ of which U.S. dollar	1,800	(48)	879	(47)	(47)	921	(1)
■ of which Japanese yen	183	(12)	101	(10)	(10)	82	(2)
■ of which Russian rouble	178	(3)	-	-	-	178	(3)
■ of which Pound sterling	108	(1)	-	-	-	108	(1)
Forward currency purchases	190	(2)	-	-	-	190	(2)
■ of which Hungarian forint	54	(2)	-	-	-	54	(2)
Put options purchased	1,208	9	-	-	-	1,208	9
■ of which U.S. dollar knock-out options	1,019	8	-	-	-	1,019	8
■ of which Japanese yen knock-out options	152	1	-	-	-	152	1
Call options written	1,282	(75)	-	-	-	1,282	(75)
■ of which U.S. dollar knock-out options	1,019	(50)	-	-	-	1,019	(50)
■ of which Japanese yen knock-out options	207	(23)	-	-	-	207	(23)
Put options written	13	-	-	-	-	13	-
Call options purchased	73	8	-	-	-	73	8
Total	5,545	(123)	1,043	(57)	(57)	4,502	(66)

As of June 30, 2010, none of these instruments had an expiry date later than February 2011.

These positions hedge:

•

Material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2010 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts and options) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in the second half of 2010. As regards the U.S. dollar, this portfolio (forward contracts and options) would cover approximately 35% to 60% of the forecast net cash flows in that currency during the second half of 2010, depending on whether or not the knock-out level (in a range between $1.39 and $1.44 to the euro) were to be reached.

B.10.2.	Currency and interest rate derivatives used to manage financial risk exposure

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities, expose certain entities (especially the sanofi-aventis parent company) to financial foreign exchange risk. This is the risk of changes in the value of borrowings and loans denominated in a currency other than the functional currency of the borrower or lender.

The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments, usually currency swaps. The table below shows instruments of this type held as of June 30, 2010:

June 30, 2010 (€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	2,664	131
■ of which U.S. dollar (1)	1,433	111	2010
■ of which Pound sterling	516	10	2010
■ of which Swiss franc	232	10	2010
■ of which Japanese yen	139	2	2010
Forward currency sales	2,921	(190)
■ of which Japanese yen	1,112	(99)	2010
■ of which U.S. dollar	865	(88)	2012
■ of which Czech koruna	412	(5)	2010
■ of which Swiss franc	152	(1)	2010
Total	5,585	(59)

(1)	Includes €1,145 million used to hedge U.S. dollar intragroup deposits placed with the sanofi-aventis parent company.

To limit risk and optimize the cost of its short- and medium-term debt, sanofi-aventis uses derivative instruments that alter the structure of its debt. The table below shows instruments of this type in place at June 30, 2010:

	Notional amounts by expiry date as of June 30, 2010						Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2012	2013	2015	2016	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swap, pay floating(1) / receive 2.73%	-	-	-	500	500	18	500	18	-	-	-
Cross-currency Swaps
- pay € floating (2) / receive JPY floating (3)	-	92	-	-	92	46	-	-	-	-	-
- pay € 4.89% / receive CHF 3.26%	180	-	-	-	180	25	-	-	180	25	(1)
- pay € 4.87% / receive CHF 3.38%	-	-	244	-	244	56	-	-	244	56	-
- pay € floating (2) / receive CHF 3.26%	167	-	-	-	167	30	167	30	-	-	-
Total	347	92	244	500	1,183	175	667	48	424	81	(1)

(1)	Floating: benchmark rate = 1-month Euribor
(2)	Floating: benchmark rate = 3-month Euribor
(3)	Floating: benchmark rate = 3-month Libor JPY

B.11.	Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits	Restructuring provisions	Other provisions		Other non-current liabilities	Total
Balance at January 1, 2010	4,342	257	3,533		179	8,311

Changes in scope of consolidation	20	-	14		5	39

Increases in provisions and other liabilities	188	112 (3)	291		18	609

Reversals of utilized provisions	(343)	(7)	(230)		-	(580)

Reversals of unutilized provisions	(35)	-	(183	)(4)	-	(218)

Transfers (1)	6	(38)	81		(80)	(31)

Unwinding of discounting	-	11	17		2	30

Unrealized (gains)/losses	-	-	-		94	94
Translation differences	204	9	186		14	413
Actuarial (gains)/losses on defined-benefit plans (2)	627	-	-		-	627
Balance at June 30, 2010	5,009	344	3,709		232	9,294

(1)	Including transfers between current and non-current mainly.
(2)	See Note B.11.1.
(3)	See Note B.15.
(4)	These reversals relate to settlements of disputes where the outcome was more favorable than originally expected.

B.11.1.	Provisions for pensions and other long-term benefits

Sanofi-aventis applies the option allowed by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, sanofi-aventis reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

For disclosures about the sensitivity of pension and other long-term employee benefit obligations, and the assumptions used as of December 31, 2009, refer to Note D.18.1. to the consolidated financial statements for the year ended December 31, 2009.

The principal assumptions used for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2010 to take into account changes during the six-month period.

Actuarial gains and losses on pensions and other post-employment benefits (pre-tax amounts) recognized with a matching entry in equity break down as follows:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Actuarial gains/(losses) on plan assets	(126)	67	553
Actuarial gains/(losses) on benefit obligations	(501)	(137)	(722)
Decrease/(increase) in provisions	(627)	(70)	(169)

B.12.	Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	June 30, 2010	December 31, 2009
Deferred tax on:
■ Consolidation adjustments to eliminate intragroup margin on inventories	910	858

■ Provision for pensions and other employee benefits	1,345	1,097

■ Remeasurement of acquired intangible assets (1)	(4,301)	(4,144)

■ Recognition of acquired property, plant and equipment at fair value	(87)	(99)

■ Tax cost of distributions made from reserves	(740)	(643)

■ Tax losses available for carry-forward	164	70

■ Stock options	12	21

■ Other non-deductible provisions and other items	710	819
Net deferred tax liability	(1,987)	(2,021)

(1)	Includes a deferred tax liability of €3,237 million as of June 30, 2010 relating to the remeasurement of Aventis intangible assets.

B.13.	Commitments

Collaboration agreements

This item mainly relates to commitments to third parties under collaboration agreements. In pursuance of its strategy, sanofi-aventis acquires technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. These contracts usually involve upfront payments on signature of the agreement, and development milestone payments. Some of these complex agreements include undertakings to finance research programs in future years, and payments contingent upon completion of development milestones, or upon the granting of approvals or licenses, or upon the attainment of sales targets once a product is on the market.

The main collaboration agreements entered into by the Pharmaceuticals segment during the first half of 2010 are described below.

■

On April 8, 2010, sanofi-aventis and CureDM Group Holdings, LLC (CureDM) signed a global license agreement on a novel human peptide, Pancreate™, which could restore a patient’s ability to produce insulin and other pancreatic hormones in both type 1 and type 2 diabetes. Under the agreement, sanofi-aventis was granted an exclusive worldwide license to develop, manufacture and commercialize Pancreate™ and related compounds. CureDM received an upfront payment, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $335 million. CureDM will also be entitled to tiered royalties on worldwide product sales.

■

On May 3, 2010, sanofi-aventis signed a license agreement with Glenmark Pharmaceuticals S.A. (GPSA), a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (GPL), to develop and commercialize novel agents for the treatment of chronic pain. Under the terms of the agreement, Glenmark has received an upfront payment, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $325 million. Glenmark is also entitled to tiered royalties on products sold under the license.

■

On June 4, 2010, sanofi-aventis and Ascenta Therapeutics (Ascenta), a US biopharmaceutical company, signed an exclusive global collaboration and license agreement on a number of compounds that could restore apoptosis (cell death) in tumor cells. Under the terms of the agreement, sanofi-aventis obtained an exclusive worldwide license to develop, manufacture and commercialize all the compounds derived from the program. Ascenta has received an upfront payment under the agreement, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $398 million. Ascenta will also be entitled to tiered royalties on worldwide product sales.

■

On June 22, 2010, sanofi-aventis and Regulus Therapeutics Inc. (Regulus) entered into a strategic alliance to discover, develop and commercialize novel micro-RNA therapeutics. Research will initially focus on fibrosis. Regulus received an upfront payment of $25 million, and sanofi-aventis also committed to making a $10 million equity investment in Regulus subject to mutual agreement on the valuation of the company. The total amount payable under the collaboration could exceed $750 million after taking account of the upfront payment, the equity investment, research expenses, and all potential milestone payments on preclinical and clinical development and commercialization of the products.

■

On June 25, 2010, sanofi-aventis and Metabolex signed a global license agreement on MBX-2982, an oral agent for the treatment of type 2 diabetes. Under the terms of the agreement, sanofi-aventis obtained an exclusive worldwide license to develop, manufacture and commercialize MBX-2982 (currently in Phase IIa) and related compounds. Metabolex will receive an upfront payment, and will be entitled to receive development, regulatory and specified commercial milestone payments. The total amount of these payments could reach $375 million. Metabolex will also receive royalties on worldwide product sales.

Commitments relating to business combinations

Commitments relating to business combinations entered into during the first half of 2010 are described below:

■	Minsheng

On January 29, 2010, sanofi-aventis entered into an agreement with Minsheng Pharmaceutical Co., Ltd. with a view to the formation of a new consumer health joint venture in China. Subject to conditions, including the customary regulatory clearances, sanofi-aventis expects to obtain a majority interest in this new venture.

■	Merial

On March 8, 2010, sanofi-aventis exercised its contractual right to combine Merial with Intervet/Schering-Plough, Merck’s animal health business, to form a new joint venture equally owned by Merck and sanofi-aventis. Formation of the new joint venture is subject to signature of final agreements, antitrust review in the United States, Europe and other countries, and other customary closing conditions. Merial and Intervet/Schering-Plough will continue to operate independently until closing of the transaction, which is expected to be before March 2011. Sanofi-aventis will be required to make a true-up payment of $250 million to Merck to establish parity in the joint venture, in addition to the $750 million payment stipulated in the agreement signed on July 29, 2009. All payments, including adjustments for debt and other liabilities, will be made on closing of the transaction.

■	Nepentes

On May 19, 2010, an agreement was signed by Sanofi-Aventis sp. z o.o. (the Polish subsidiary of sanofi-aventis), Nepentes S.A. (Nepentes) and the majority shareholders of Nepentes, under which Sanofi-Aventis sp. z o.o. is to launch a public tender offer for 100% of the outstanding shares of Nepentes, a Polish manufacturer of pharmaceuticals and dermocosmetics listed on the Warsaw stock exchange. Prior to the announcement of the public tender offer, Sanofi-Aventis sp. z o.o., Nepentes, and the majority shareholders of Nepentes (who between them hold approximately 63% of the company’s outstanding shares) signed an investment agreement, under which the majority shareholders made a binding commitment (subject to some limited exceptions) to sell all their shares to Sanofi-Aventis sp. z o.o. and not to tender their shares to any competing offer. The success of the offer is contingent on at least 90% of the outstanding shares of Nepentes being tendered into the offer, and on clearance from the Polish antitrust authorities. The offer is due to close on August 10, 2010, and values Nepentes at PLN 420 million, equivalent to €105 million.

■	TargeGen Inc

On June 30, 2010, sanofi-aventis signed an agreement with a view to acquiring TargeGen Inc, a privately-owned US biopharmaceutical company developing small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders. The transaction was completed in July 2010 and an upfront payment of $75 million was made. Future milestone payments will be made at various stages in the development of TG101348, TargeGen’s principal product candidate. The total amount of payments (including the upfront payment) could reach $560 million.

B.14.	Legal and Arbitral Proceedings

Sanofi-aventis and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of sanofi-aventis products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2009.

a) Products

■	Sanofi Pasteur Inc. Thimerosal Litigation

On March 12, 2010, the U.S. Court of Federal Claims announced decisions in all three test cases, in the second of the two causation theories, which were the subject of hearings completed in 2008. In each decision, it was held that the petitioners failed to establish that their claimed injuries were caused in any way by thimerosal-containing vaccines alone, and no compensation was awarded to any of the petitioners under the National Vaccine Injury Compensation Program (VICP). The petitioners chose not to seek rehearings on these cases, but instead have filed elections to file civil actions against the manufacturers.

Further, on May 13, 2010 the US Court of Appeals for the Federal Circuit affirmed the decision in the third test case, in the first of the two causation theories, finding that the petitioners failed to demonstrate the necessary causal link between the claimed injuries and thimerosal-containing vaccines and the MMR vaccine.

b) Patents

■	Plavix® Patent Litigation

United States. In March 2010, the USPTO, after being requested by Apotex to re-examine the patent, concluded that all of the original claims were patentable. In April, the U.S. District Court denied Apotex’s motion to stay the damages action. In June, the USPTO issued the reexamination certificate.

■	Allegra® Patent Litigation

United States. The United States District Court for the District of New Jersey has granted a motion for a preliminary injunction brought by sanofi-aventis US and its licensor, Albany Molecular Research, Inc., against Dr. Reddy’s Laboratories to enjoin the marketing of unlicensed generic versions of Allegra-D® 24-Hour (fexofenadine HCl-pseudophedrine) tablets. A trial is currently scheduled to begin in the fourth quarter of 2010 relating to Dr. Reddy’s proposed generic version of Allegra-D® 24 Hour.

■	Taxotere® Patent Litigation

Europe. In Germany, one of the formulation patents has been revoked in June 2010.

■	Eloxatin® (oxaliplatin) Patent Litigation

United States. In April 2010, sanofi-aventis and Debiopharm, licensor of the patents rights concerned, signed settlement agreements with all but one of the generic manufacturers, thus resolving the litigation over certain formulations of Eloxatin® (oxaliplatin) in the U.S. District Court for the District of New Jersey and the U.S. District Court for the District of Columbia.

Under the terms of the settlement agreements, the generic manufactures would cease selling their unauthorized generic oxaliplatin products in the U.S. starting from June 30, 2010, to August 9, 2012, at which time the generic manufacturers would be authorized to sell generic oxaliplatin products under a license, before expiry of the patents at issue. The rest of the settlement provisions are confidential. Moreover, all of the settlement provisions, including the dates noted above, are subject to contingencies. The settlement agreements are subject to review by the Federal Trade Commission, the U.S. Department of Justice and the Attorney General for the State of Michigan. In addition, the court decided that the above-described obligation to cease selling unauthorized generic oxaliplatin in the U.S. market also applies to Sun Pharmaceuticals, who has appealed that decision.

■	Xatral® Patent Litigation

In May 2010, following trial originally scheduled for March 2010, the U.S. District Court ruled in favour of sanofi-aventis, finding infringement on the part of Mylan and later finding that the invention of U.S. Patent No. 4,661,491(the “‘491 patent”) is not obvious. Mylan can seek to appeal.

c) Government Investigations, Competition Law and Regulatory Claims

■	Government Investigations – Pricing and Marketing Practices

Lovenox® Marketing. In June 2010, the parties in the Federal False Claims Act case reached a settlement, and the case was subsequently dismissed.

■	Plavix® Antitrust Claim

On March 26, 2010, the district court granted defendants’ motions to dismiss the direct purchasers’ consolidated complaint; a decision on motions to dismiss the indirect purchasers’ consolidated complaint has yet to issue. Direct purchasers may appeal.

d) Other litigation and arbitration

■	Zimulti® /Acomplia® (rimonabant) Class Action

On July 27,2010 the U.S. District Court for the Southern District of New York granted plaintiff’s motion to reconsider the September 2009 Court’s earlier dismissal of the attempted securities class action against the Company, and authorized plaintiffs to submit an amended complaint.

e) Contingencies arising from certain Business Divestitures

■	Rhodia

On February 10, 2010, Rhodia submitted its pleadings brief (conclusions récapitulatives) in connection with the complaint it had filed with the Commercial Court of Paris against sanofi-aventis in July 2007. In its brief, Rhodia has asked the Court to hold that sanofi-aventis was at fault in failing to provide Rhodia with sufficient capital to meet its pension obligations and environmental liabilities, and has claimed indemnification in the amount of €1.3 billion for retirement commitments and approximately €311 million for environmental liabilities. Sanofi-aventis will submit its answer shortly. The case should be decided in 2011.

B.15.	Restructuring costs

Under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), restructuring provisions are recognized if the Group has a detailed, formal restructuring plan at the balance sheet date and has announced its intention to implement this plan to those affected by it.

The restructuring costs recognized in the first half of 2010 mainly relate to measures announced by sanofi-aventis in March 2010 aimed at migrating the Group’s chemical industrial activities in France towards biotechnologies and the manufacture of vaccines, and at anticipating the fall in production volumes arising from the expiry of patents on a number of major pharmaceutical products. These costs mainly comprise employee-related expenses in connection with the employment protection plan, industrial site rehabilitation costs, and accelerated depreciation of property, plant and equipment. They also include the cost of ongoing measures to adjust the Group’s sales forces and Research & Development teams in Western Europe and North America.

B.16.	Financial income and expenses

Financial income and expenses break down as follows:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Cost of debt (1)	(193)	(145)	(310)

Interest income	28	58	88

Cost of debt, net of cash and cash equivalents	(165)	(87)	(222)

Non-operating foreign exchange gains/(losses)	(9)	(24)	(67)

Unwinding of discounting of provisions (2)	(31)	(20)	(42)

Net gains/(losses) on disposals of financial assets	51	-	1

Impairment losses on financial assets, net of reversals	(4)	-	(2)

Other items	18	17	32

Net financial income/(expenses)	(140)	(114)	(300)

comprising: Financial expenses	(214)	(151)	(324)

Financial income	74	37	24

(1)

Including gain/(loss) on interest rate and currency derivatives used to hedge debt: €4 million for the first half of 2010, (€1) million for the first half of 2009, and €25 million for the year ended December 31, 2009.

(2)	Mainly provisions for environmental risks.

B.17.	Income tax expense

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	6 months to June 30, 2010 (1)	6 months to June 30, 2009 (1)	12 months to December 31, 2009
Standard tax rate applicable in France	34	34	34

Impact of reduced-rate income tax on royalties in France	(8)	(8)	(9)

Impact of change in net deferred tax liability due to changes in tax rates	-	-	1

Impact of the ratification of the Franco-American treaty on net deferred tax liability relating to tax cost of distributions made from reserves	-	-	(2)

Impact of tax borne by BMS for the territory managed by sanofi-aventis	(2)	(3)	(3)

Other (2)	1	2	1
Effective tax rate	25	25	22

(1)	Rate calculated on the basis of the estimated full-year effective tax rate (see Note A.2.).
(2)	Includes the impact of “CVAE” (the component of French business taxes based on value added) in 2010.

B.18.	Segment information

Sanofi-aventis has two operating segments: the Pharmaceuticals segment and the Human Vaccines (Vaccines) segment. All other activities are combined in a separate segment, “Other”.

The Pharmaceuticals segment covers research, development, production and marketing of medicines. The sanofi-aventis pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Other segment includes all segments that are not reportable segments within the meaning of IFRS 8 (Operating Segments). This segment includes the Group’s interest in the Yves Rocher group, the Animal Health business (Merial), and the impact of retained commitments in respect of divested activities.

Inter-segment transactions are not material.

Segment results

Sanofi-aventis reports segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources.

“Business operating income” equates to Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009, adjusted as follows:

■	amortization charged against intangible assets is eliminated

■	the share of profits/losses of associates is added, and the share of net income attributable to non-controlling interests is deducted;

■

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates) are eliminated.

Segment results are shown in the tables below:

	6 months ended June 30, 2010
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,476	1,692	-	15,168

Other revenues	786	12	-	798

Cost of sales	(3,531)	(552)	-	(4,083)

Research and development expenses	(1,943)	(247)	-	(2,190)

Selling and general expenses	(3,373)	(284)	(2)	(3,659)

Other operating income and expenses	168	(2)	(70)	96

Share of profit/(loss) of associates(1)	491	(8)	8	491

Net income from the held-for-exchange Merial business	-	-	250	250

Net income attributable to non-controlling interests	(150)	1	1	(148)
Business operating income	5,924	612	187	6,723

Financial income and expenses				(140)

Income tax expense				(1,678)
Business net income				4,905

(1)	Net of taxes

	6 months ended June 30, 2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,206	1,339	-	14,545

Other revenues	688	15	-	703

Cost of sales	(3,104)	(496)	-	(3,600)

Research and development expenses	(2,039)	(221)	-	(2,260)

Selling and general expenses	(3,351)	(275)	(1)	(3,627)

Other operating income and expenses	183	(2)	99	280

Share of profit/(loss) of associates(1)	389	14	6	409

Net income from the held-for-exchange Merial business	-	-	130	130

Net income attributable to non-controlling interests	(232)	-	-	(232)
Business operating income	5,740	374	234	6,348

Financial income and expenses				(114)

Income tax expense				(1,718)
Business net income				4,516

(1)	Net of taxes

	12 months ended December 31, 2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	25,823	3,483	-	29,306

Other revenues	1,412	31	-	1,443

Cost of sales	(6,527)	(1,326)	-	(7,853)

Research and development expenses	(4,091)	(491)	(1)	(4,583)

Selling and general expenses	(6,762)	(561)	(2)	(7,325)

Other operating income and expenses	387	(3)	1	385

Share of profit/(loss) of associates(1)	792	41	8	841

Net income from the held-for-exchange Merial business	-	-	241	241

Net income attributable to non-controlling interests	(426)	(1)	-	(427)
Business operating income	10,608	1,173	247	12,028

Financial income and expenses				(300)

Income tax expense				(3,099)
Business net income				8,629

(1)	Net of taxes

“Business net income” is determined by taking “business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of sanofi-aventis, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) other impacts associated with acquisitions (including impacts of acquisitions on associates); (iv) restructuring costs, gains and losses on disposals of non-current assets, and costs or provisions associated with litigation; (v) the tax effect related to the items listed in (i) through (iv); (vi) effects of major tax disputes; and (vii) the share attributable to non-controlling interests of items (i) through (vi). Items listed in (iv) correspond to those reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009.

A reconciliation of “Business net income” to Net income attributable to equity holders of sanofi-aventis is set forth below:

(€ million)		6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Business net income		4,905	4,516	8,629
(i)	Amortization of intangible assets	(1,802)	(1,805)	(3,528)
(ii)	Impairment of intangible assets	(108)	(28)	(372)
(iii)	Expenses arising from the impact of acquisitions on inventories (1)	(22)	(19)	(27)
(iv)	Restructuring costs	(190)	(907)	(1,080)
(iii) / (iv)	Other items	-	-	-
(v)	Tax effects on the items listed above	704	923	1,629
	comprising:
	- amortization of intangible assets	600	597	1,126
	- impairment of intangible assets	33	10	136
	- expenses arising from the impact of acquisitions on inventories	8	4	7
	- restructuring costs	63	312	360
(iii) / (vi)	Other tax items	-	-	106 (2)
(vii)	Share of items listed above attributable to non-controlling interests	1	-	1
(iii)	Expenses arising from the impact of the Merial acquisition (3)	(52)	(28)	(66)
(iii)	Expenses arising from the impact of acquisitions on associates (4)	(15)	(15)	(27)
Net income attributable to equity-holders of sanofi-aventis		3,421	2,637	5,265

(1)	Expenses arising from the impact of acquisitions on inventories: workdown of inventories remeasured at fair value at the acquisition date.
(2)	Reversal of deferred taxes following ratification of the Franco-American Treaty (see Note D.30. to the consolidated financial statements for the year ended December 31, 2009).
(3)

This line comprises: until September 17, 2009, amortization and impairment charged against the intangible assets of Merial; and from September 18, 2009, (i) the impact of the discontinuation of depreciation of the property, plant and equipment of Merial in accordance with IFRS 5 (see Note B.7. to the consolidated financial statements for the year ended December 31, 2009) and (ii) the expense arising from the workdown of inventories remeasured at fair value at the acquisition date.

(4)	Expenses arising from the impact of acquisitions on associates: workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill.

Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures accounted for by the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures accounted for by the equity method are: for the Pharmaceuticals segment, the entities majority-owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2009), Handok and Infraserv Höchst; for the Vaccines segment, Sanofi Pasteur MSD; and for the Other segment, Merial (for the first half of 2009) and Yves Rocher.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2010
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Investments in associates and joint ventures accounted for by the equity method	459	363	128	950
Acquisitions of property, plant and equipment	358	208	-	566
Acquisitions of intangible assets	149	27	-	176

	June 30, 2009
(€ million)	Pharmaceuticals	Vaccines	Other(1)	Total
Investments in associates and joint ventures accounted for by the equity method	397	396	1,349	2,142
Acquisitions of property, plant and equipment	478	221	-	699
Acquisitions of intangible assets	119	6	-	125

(1)	Including Merial

	December 31, 2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Investments in associates and joint ventures accounted for by the equity method	420	412	123	955
Acquisitions of property, plant and equipment	940	465	-	1,405
Acquisitions of intangible assets	364	16	-	380

Information by geographic region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2010
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	15,168	5,971	1,489	4,597	4,360	4,600
Non-current assets:
- property, plant and equipment	8,234	5,763	3,502	1,630	1,208	841
- intangible assets	14,503	4,183		7,304		3,016
- goodwill	33,050	13,673		14,388		4,989

	June 30, 2009
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	14,545	6,027	1,655	4,945	4,733	3,573
Non-current assets:
- property, plant and equipment	7,559	5,660	3,328	1,353	1,051	546
- intangible assets	15,130	4,925		7,107		3,098
- goodwill	29,471	13,386		11,619		4,466

	December 31, 2009
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	29,306	12,059	3,206	9,870	9,426	7,377
Non-current assets:
- property, plant and equipment	7,830	5,734	3,436	1,375	1,018	721
- intangible assets	13,747	4,636		5,930		3,181
- goodwill	29,733	13,528		11,419		4,786

As described in Note D.5. to the consolidated financial statements for the year ended December 31, 2009, France is not a cash-generating unit. Consequently, information about goodwill is provided for Europe.

Net sales

Net sales of sanofi-aventis comprise net sales generated by the Pharmaceuticals segment and net sales generated by the Vaccines segment. The table below shows net sales of flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009

Lantus®	1,716	1,539	3,080

Apidra®	83	66	137

Amaryl®	234	207	416

Insuman®	67	66	131
Sub-total – Diabetes	2,100	1,878	3,764

Lovenox®	1,635	1,542	3,043

Taxotere®	1,129	1,118	2,177

Plavix®	1,073	1,389	2,623

Aprovel®	665	620	1,236

Eloxatine®	160	697	957

Multaq®	63	-	25

Stilnox®/ Ambien®/ Ambien CR®/ Myslee®	441	447	873

Allegra®	319	437	731

Copaxone®	262	231	467

Tritace®	211	221	429

Depakine®	184	165	329

Xatral®	153	153	296

Actonel®	124	137	264

Nasacort®	104	120	220

Other products	3,060	3,014	5,947

Consumer Health Care	1,069	660	1,430

Generics	724	377	1,012
Total Pharmaceuticals	13,476	13,206	25,823

Net sales of the principal vaccine types sold by the Vaccines segment are shown below:

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009

Influenza Vaccines	532	120	1,062

Seasonal influenza	113	95	597

Pandemic influenza	419	25	465

Pediatric and Polio Vaccines	483	495	968

Meningitis and Pneumonia Vaccines	224	259	538

Adult Booster Vaccines	186	202	406

Travel and Other Endemic Disease Vaccines	193	165	313

Other Vaccines	74	98	196
Total Vaccines	1,692	1,339	3,483

Split of sales

In the first half of 2010, the Group’s three largest customers accounted for approximately 8.4%, 7.9% and 6.9% of gross sales, respectively.

C.    EVENT SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2010)

On July 23, 2010, sanofi-aventis learned that the FDA (Food and Drug Administration) had approved a generic enoxaparin Abbreviated New Drug Application (ANDA). As a result of this ANDA approval, first half 2010 sales of Lovenox® in the United States (€951million) should not be considered indicative of future sales.